Exhibit 12.1

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

(Unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Income before income taxes and losses in equity investments(a)	$535	$1,350	$1,557	$1,656	$1,475

Fixed charges deducted from income:
Interest expense	481	488	481	473	426
Implicit interest in rents	56	59	45	40	38

	537	547	526	513	464

Earnings available for fixed charges(b)	$1,072	$1,897	$2,083	$2,169	$1,939

Interest expense	$481	$488	$481	$473	$426
Capitalized interest	19	21	22	17	17
Implicit interest in rents	56	59	45	40	38

Total fixed charges(b)	$556	$568	$548	$530	$481

Ratio of earnings to fixed charges(a)	1.9x	3.3x	3.8x	4.1x	4.0x

(a)	Our “Income before income taxes and losses in equity investments” for the periods presented has been significantly affected by restructurings, asset impairments, divestitures and other items that management believes are not representative of our results. The effect of these items on our “Income before income taxes and losses in equity investments” should be considered when comparing the “Ratio of earnings to fixed charges” for the periods presented.
(b)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Consolidated Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented, as amounts are immaterial.